

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Leo M. Greenstein
Chief Financial Officer
Tarsus Pharmaceuticals, Inc.
15440 Laguna Canyon Road
Irvine, CA 92618

> **Re:** **Tarsus Pharmaceuticals, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.10, 10.11 and 10.12**
> **Filed September 25, 2020**
> **File No. 333-249076**

Dear Mr. Greenstein:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance